Exhibit 99.1

ASX / Media Release

Immutep Quarterly Activities Report & Appendix 4C Q1 FY27

•

Immutep intends to focus the registration-directed clinical development of efti on HNSCC in patients with CPS <1 and the neoadjuvant setting of STS, with preparations for future clinical trials underway and study start targeted for H2 CY27.

•

IMP761, the Company’s agonist anti-LAG-3 antibody for autoimmune diseases, is now a co-priority alongside efti and will be the subject of a late breaking poster at the American College of Rheumatology (ACR) Convergence in November 2026.

•

The ongoing root cause analysis following the discontinuation of TACTI-004 has identified structural differences between the 2000 L scale efti used in TACTI-004 and the 200 L scale efti used in earlier successful clinical studies. A new manufacturing run of efti at 200 L scale has been contracted.

•

The Company received an A$0.86 million cash rebate under the Australian Government’s R&D Tax Incentive for eligible FY2025 R&D activities and, subsequent to the end of the quarter, €1.36 million (approximately A$2.16 million) from the French Government under its Crédit d’Impôt Recherche (CIR) program for eligible CY2025 R&D activities.

•	Cash and term deposits of A$48.50 million at 30 September 2026, with cash runway expected to extend well into H1 CY28.

SYDNEY, AUSTRALIA – 29 October 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company targeting cancer and autoimmune diseases, provides an update on its activities for the quarter ended 30 September 2026 (Q1 FY27).

EFTILAGIMOD ALFA DEVELOPMENT PROGRAM FOR CANCER

TACTI-004 (KEYNOTE-F91) – Phase III Trial in 1L NSCLC

Following the early discontinuation of the TACTI-004 study, Immutep has been conducting a detailed root cause analysis.

In September, Immutep announced that the ongoing root cause analysis identified structural differences between the efti used in TACTI-004 and the efti used in earlier successful clinical studies. These differences (e.g. a subtle difference in N-glycan structure) are considered potentially relevant given the markedly different immune activation profile observed in TACTI-004 compared to previous trials and the unexpected clinical outcome of the study.

Based on the currently available data from the root cause analysis to date, Immutep believes that the unexpected outcome of TACTI-004 cannot be explained by clinical factors (e.g. suboptimal protocol, substantial imbalance between treatment arms or safety findings) or trial execution factors (e.g. invalid randomisation pattern or general clinical trial conduct).

The Company will provide a further update on the root cause analysis at its Annual General Meeting on 27 November 2026.

New Manufacturing Run

Based on the findings from the root cause analysis to date, Immutep has contracted a manufacturing run of efti at 200 L scale. Ten GMP batches of efti have previously been manufactured at 200 L scale and used in successful Phase I and Phase II clinical studies of efti, including TACTI mel, TACTI-002 and INSIGHT-003. In contrast, TACTI-004 was conducted exclusively with efti manufactured at 2,000 L scale.

Future Clinical Development Focus

Immutep currently intends to focus the potential registration-directed clinical development of efti on:

•	HNSCC in patients with CPS <1; and

•	the neoadjuvant setting of STS.

This focus reflects the compelling clinical data generated to date, the Company’s interactions with the FDA, regulatory designations obtained, unmet medical need and substantial market potential in these indications.

Preparations for the next phase of clinical trials have commenced. Subject to final decisions on strategy and trial design, regulatory interactions, manufacturing timelines, partnering and resources, Immutep is targeting study start during H2 CY27.

Immutep’s licensing partner, Dr. Reddy’s Laboratories (“DRL”), has been consulted on and is supportive of this approach. The Company is also in preliminary discussions with other parties regarding the proposed development pathway.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

The investigator-initiated INSIGHT-003 Phase I trial has been completed.

In this study, the combination of efti with KEYTRUDA® and chemotherapy has generated strong objective response rates (ORR) and disease control rates (DCR) in 51 evaluable patients with advanced or metastatic non-squamous 1L NSCLC across all PD-L1 expression levels.

As previously announced, mature overall survival (OS) results from INSIGHT-003 (data cut-off 27 March 2026) demonstrated a median overall survival (mOS) of 30.9 months in the overall study population.1

These results compare favourably with historical benchmarks. No new safety signal was identified since the previous data cut-off.

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

Immutep announced in September that one of the two indications in which it intends to focus the registration-directed clinical development of efti is the neoadjuvant setting of soft tissue sarcoma (STS).

The investigator-initiated EFTISARC-NEO Phase II trial evaluating efti in combination with radiotherapy and KEYTRUDA® in the neoadjuvant setting for resectable STS has met its primary endpoint, with a median 51.5% tumour hyalinization/fibrosis in the evaluable population (N=38), significantly exceeding the prespecified 35% target (p<0.001). Patients also showed strong immune system activation in line with efti’s mode of action, including statistically significant increases in the expression of key cytokines and chemokines in peripheral blood. Patients are continuing to be followed up for disease-free survival.

Immutep also received Orphan Drug Designation for efti in this setting from the FDA in April 2026.

Subsequent to the end of the quarter, on 23 October 2026, Immutep announced health-related quality of life (HRQoL) data from the EFTISARC-NEO trial, presented in an ePoster at the ESMO Congress 2026 in Madrid. HRQoL, a secondary endpoint, remained stable during neoadjuvant treatment, with no statistically significant deterioration in any measured scale. After surgery, patients reported statistically significant improvements in the QLQ-C30 summary score (6.0 points; p=0.008) and in role and social functioning, and reported significantly lower fatigue than at baseline (by up to 14.2 points; p=0.001).

AIPAC-003 – Phase II Trial in Metastatic Breast Cancer

The AIPAC-003 Phase II trial evaluated efti in combination with chemotherapy in hormone receptor positive (HR+), HER2 negative/low metastatic breast cancer that is resistant to endocrine-based therapy, as well as in metastatic triple-negative breast cancer not eligible for PD-(L)1-based therapy. As previously announced, the trial closed effective 30 June 2026.

Investigator-Initiated Phase II Trial for Neoadjuvant Efti in HR+/HER2-Negative Breast Cancer

As previously announced, a proposed investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer remains on hold pending completion of the root cause analysis related to TACTI-004 and further strategic decisions.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 – Phase I Trial

Development of IMP761, the Company’s agonist anti-LAG-3 antibody for autoimmune diseases, continues in line with previously disclosed plans and is now a co-priority alongside efti.

In June 2026, Immutep presented positive interim data from its placebo-controlled, double-blind, randomized, first-in-human Phase I study evaluating IMP761, a first-in-class LAG-3 agonist antibody, at the EULAR 2026 Congress in London.

The single ascending dose part of the study met its primary endpoint, demonstrating favourable safety and tolerability in healthy volunteers, with IMP761 well tolerated across all dose levels tested.

The data also showed statistically significant pharmacodynamic activity, including reduced local inflammatory responses and attenuated T-cell activity compared to placebo, with the 7 mg/kg dose achieving a statistically significant inhibition in skin blood perfusion (p = 0.029).

The pharmacokinetic profile supports once-every-four-weeks dosing. These encouraging results support further clinical evaluation of IMP761 in autoimmune diseases driven by T-cell-mediated inflammation, such as rheumatoid arthritis or type 1 diabetes, with additional trial updates expected at the American College of Rheumatology (ACR) Convergence 2026, taking place from 6 to 11 November 2026 in Orlando, Florida, USA. As announced on 19 October 2026, a late-breaking abstract on IMP761 has been accepted for poster presentation at the conference on 10 November 2026.

INTELLECTUAL PROPERTY

During the quarter, Immutep continued to build its patent estate and was granted three new patents.

In particular, as announced in July, Immutep was granted its fourth United States patent directed to efti in combination with a PD-1 pathway inhibitor.

The Company was also granted a Russian patent directed to IMP761 and an Australian patent directed to an assay used to measure the potency of IMP761 as part of a quality control step in the production of the agonist LAG-3 antibody.

CORPORATE AND FINANCIAL SUMMARY

Change to American Depositary Share Ratio

Following the Nasdaq minimum bid price deficiency notification announced on 30 April 2026, Immutep announced on 21 September 2026 a change to the ratio of its American Depositary Shares (ADSs), effective 28 September 2026 (US Eastern time), from one ADS representing 10 ordinary shares to one ADS representing 200 ordinary shares.

For holders of ADSs, the change has the same practical effect as a reverse split of the ADSs on the basis of one new ADS for every 20 ADSs held. The Company’s ordinary shares quoted on the ASX are not affected, the number of ordinary shares on issue does not change, and the change does not alter the proportionate economic interest of any shareholder or ADS holder in the Company.

Subsequent to the end of the quarter, on 13 October 2026 Immutep announced that it had received written notification from Nasdaq confirming that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), following a closing bid price at or above US$1.00 per ADS for 10 consecutive business days from 28 September 2026 to 9 October 2026. Nasdaq has advised that the matter is now closed.

Board and Audit and Risk Committee

Subsequent to the end of the quarter, Pete Meyers resigned as a Non-Executive Director effective 2 October 2026. As announced on 9 October 2026, following Mr Meyers’ resignation the Audit and Risk Committee comprises two members and the Company is not currently in compliance with ASX Listing Rule 12.7. The Board has commenced a search for an additional independent non-executive director with financial and accounting expertise who, once appointed, is intended to join the Audit and Risk Committee and be invited to chair it. The Company expects to complete the appointment during the financial year ending 30 June 2027. In the interim, Lis Boyce is acting as Chair of the Audit and Risk Committee. The Committee’s recommendations on financial reporting, accounting judgements and external audit continue to be referred to the full Board.

Cash Flow Summary

During the quarter, Immutep continued to exercise prudent cash management, particularly in light of the TACTI-004 Phase III discontinuation.

In September, Immutep announced it had received an A$0.86 million cash rebate under the Australian Government’s R&D Tax Incentive for eligible R&D activities conducted in FY2025. Following AusIndustry’s approval of an Advance Overseas Finding, certain of Immutep’s overseas R&D activities were eligible alongside its Australian activities.

Subsequent to the end of the quarter, on 28 October 2026, Immutep announced it had received a cash payment of €1.36 million (approximately A$2.16 million) from the French Government under its Crédit d’Impôt Recherche (CIR) research tax incentive program for eligible R&D activities conducted in calendar year 2025. Immutep is eligible for the CIR through its French subsidiary, Immutep S.A.S., which conducts research at its laboratory in France. As this payment was received after 30 September 2026, it is not included in the quarter-end cash and term deposits balance.

The non-dilutive funding from both incentives will be applied to Immutep’s current R&D activities for its product candidates, efti and IMP761. Immutep’s expected cash reach extends well into the first half of CY28.

The net cash used in G&A activities in the quarter was A$1.2 million compared to A$1.5 million in Q4 FY26.

In Q1 FY27, cash receipts from customers were A$6K, which is mainly due to research material sales. Net cash used in R&D activities was A$16.5 million for the quarter, compared with A$22.0 million in Q4 FY26, with the decrease primarily reflecting a decrease in clinical trial activity as the Company continued the close-out relating to TACTI-004. As invoices are generally payable approximately one month after issue, TACTI-004 payments are expected to decline significantly in subsequent quarters.

Payment for staff costs was A$2.4 million in the quarter, compared to A$2.5 million in Q4 FY26. Total net cash outflows used in operating activities in the quarter were A$19.1 million compared to net cash outflows of A$38.9 million in Q4 FY26.

Total net cash inflow received in investing activities for the quarter was A$5.0 million, which is mainly due to the transfer back of matured short-term investments to cash at bank. The short-term investments are comprised of term deposits with maturities of greater than 3 months and less than 12 months.

As at 30 September 2026, Immutep had total cash and term deposits of approximately A$48.50 million, comprising cash and cash equivalents of A$48.41 million and term deposits of A$0.09 million.

Payments to related parties and their associates of A$456K, as reported in item 6 of the Appendix 4C, comprise non-executive directors’ fees and executive directors’ remuneration.

After the TACTI-004 Phase III futility outcome, the Company has initiated cost reduction measures to preserve capital and extend its cash runway. These measures include a targeted reduction in headcount and other operating expense reductions, most of which took effect from the start of FY27. The discontinuation of TACTI-004 also precipitates a reduction in cash outlays due to the trial activity being wound down. At the time of preparing this report, the Company expects its cash runway to extend well into H1 of CY28. The estimated quarters of funding in item 8.5 of the Appendix 4C is a formula-based figure calculated using Q1 FY27 operating cash outflows, which included significant TACTI-004 close-out payments, and does not reflect the expected reduction in cash outflows in subsequent quarters.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune diseases. The Company is a pioneer in the understanding and advancement of therapeutics related to the Lymphocyte Activation Gene-3 (LAG-3)/MHC Class II immune control mechanism, and its diversified product portfolio harnesses the ability of this mechanism to stimulate or suppress the immune system. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including statements regarding the ongoing root cause analysis relating to TACTI-004; the manufacture of efti at 200 L scale; Immutep’s intended clinical development focus for efti in HNSCC and STS, including the design, regulatory interactions and targeted start of future clinical trials; partnering discussions, including with DRL and other parties; the anticipated timing of further clinical updates for IMP761; expected reductions in TACTI-004 payments and other operating costs; and Immutep’s expected cash runway. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “expect”, “intend”, “plan”, “target”, “potential”, “may”, “will”, “should” and similar expressions.

Forward-looking statements are based on Immutep’s current expectations and assumptions as at the date of this announcement and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond Immutep’s control, that could cause actual results to differ materially from those expressed or implied. These include: the findings and timing of the root cause analysis, which is not complete and may not identify a conclusive cause for the outcome of TACTI-004; whether efti manufactured at 200 L scale will be comparable to efti used in earlier clinical studies, and the timing and success of the new manufacturing run; the results of ongoing and future clinical trials, which may not replicate earlier results; the requirements of the FDA and other regulators for future trials; Immutep’s ability to enter into partnering arrangements and the terms of any such arrangements; the actual timing and amount of TACTI-004 wind-down costs and other expenditure; the timing and amount of R&D tax incentives; Immutep’s ability to obtain additional funding; and the other risks described in Immutep’s filings with the ASX and the US Securities and Exchange Commission, including its most recent Annual Report on Form 20-F.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Except as required by law or the ASX Listing Rules, Immutep undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

1.	Immutep press release – 13 July 2026

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Matthew Beck

Ph: +1 (917) 415-1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the Board of Immutep Limited.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	30th September 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	6	6
1.2	Payments for
	(a) research and development	(16,485)	(16,485)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(63)	(63)
	(d) leased assets	—	—
	(e) staff costs	(2,403)	(2,403)
	(f) administration and corporate costs	(1,158)	(1,158)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	516	516
1.5	Interest and other costs of finance paid	(12)	(12)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	857	857
1.8	Other (provide details if material)
	–Intellectual property management	(392)	(392)

1.9	Net cash from / (used in) operating activities	(19,134)	(19,134)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	—	—

ASX Listing Rules Appendix 4C (17/07/20)	Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	5,000	5,000
	(e) intellectual property	—	—
	(f) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	5,000	5,000

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	(68)	(68)

3.10	Net cash from / (used in) financing activities	(68)	(68)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	63,673	63,673
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(19,134)	(19,134)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	5,000	5,000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(68)	(68)
4.5	Effect of movement in exchange rates on cash held	(1,062)	(1,062)

4.6	Cash and cash equivalents at end of period	48,409	48,409

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	11,376	28,952
5.2	Call deposits	2,551	721
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material) -Term deposit	34,482	34,000

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	48,409	63,673

6.	Payments to related parties of the entity and their associates		Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		456

6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—

7.5	Unused financing facilities available at quarter end		—

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(19,134)
8.2	Cash and cash equivalents at quarter end (item 4.6)		48,409
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		48,409
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		2.53	(a)

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

(a)

Immutep also holds $95k in bank term deposits with maturities greater than 90 days, which are excluded from item 8.4, giving aggregate cash, cash equivalents and term deposits of $48.50 million at 30 September 2026 and expected cash reach to the end of H1 CY2028 based on the current cashflow forecast. Net operating cash outflows are expected to reduce significantly in coming quarters because: (1) TACTI-004 has been wound down, with treatment and study activity ceased at most trial sites by 30 June 2026 and site close-out activities having since been substantially completed; and (2) the TACTI-003 and AIPAC-003 trials have completed, with no further patient follow-up in either trial and only the clinical study reports remaining to be finalised, such that only minimal additional cash outflow is expected from these trials. Following the discontinuation of TACTI-004, the Company implemented cost-reduction measures to preserve capital and extend its cash runway, including the orderly wind-down of the trial and associated activities and targeted reductions in headcount and other operating expenditure.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 October 2026

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.